

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2013

Via E-mail
Wayne L. Knabel
Chief Financial Officer
The Gorman-Rupp Company
600 South Airport Road
Mansfield, OH 44903

> **Re:** **The Gorman-Rupp Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 4, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed October 28, 2013**
> **File No. 001-06747**

Dear Mr. Knabel:

We have reviewed your response letter dated December 16, 2013 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

1.   Please expand your response to prior comment 7 to tell us what the termination, cancellation and delay provisions are.

Exhibit 13

Note G. Pensions and Other Post-retirement Benefits, page 11

2.   Further to your response to prior comment 4, please explain why you disclose that the pension losses as a result of the lump sum payments to retirees is a non-cash expense for the company. Discuss why only pension contributions have a cash effect on the company.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

3.   It is unclear from your response to prior comment 8 whether the 90% goal that you mention satisfies the requirements of Regulation S-K Item 303. For future filings, we encourage you to focus on the requirements of that Item.

        You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Ted Moskovitz, at (202) 551-3689, or Russ Mancuso, at (202) 551-3617, if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        /s/ Kate Tillan

                                        Martin James
                                        Senior Assistant Chief Accountant